UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 19, 2019, an Annual General Meeting of Shareholders of Can-fite BioPharma Ltd. (the “Company”) approved seven proposals (out of eight proposals) brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. The proposal to amend the articles of association of the Company was removed from the agenda. Each of those proposals was described in the Company’s Notice of 2019 Annual General Meeting of Shareholders, dated November 6, 2019, and in its Proxy Statement, dated November 6, 2019, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on November 6, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: December 20, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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